SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the CNV and Buenos Aires Stock Exchange dated September 2, 2022

Autonomous City of Buenos Aires, September 2, 2022

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Comision Nacional de Valores

Re:	Execution of Joint Study and Development Agreement (JSDA) and MoU with Petronas.

Dear Sirs:

The purpose of this letter is to comply with the requirements of the applicable regulations.

In this regard, we attach herewith the Company’s press release in connection with the execution of a Joint Study and Development Agreement (JSDA) and MoU with Petronas.

Yours faithfully,

Pablo Calderone
Market Relations Officer
YPF S.A.

PRESS RELEASE

Buenos Aires, September 1st, 2022

YPF AND PETRONAS sign agreement to advance LNG development in Argentina

YPF entered today into a Joint Study and Development Agreement (JSDA) with Petronas, Malaysia’s national oil and gas company, relating to an integrated LNG project in Argentina that will encompass upstream unconventional gas production, pipeline and infrastructure development, LNG production, as well as commercialization and international logistics.

Argentina has the world’s second largest unconventional gas reserve. Therefore, both companies are interested in developing the “LNG Project”, taking advantage of YPF’s leadership in the development of Vaca Muerta and the experience and knowledge accumulated by the Petronas Group in the operation of LNG liquefaction facilities, both onshore and offshore, around the world. This LNG project will respond to the world’s demand for gas, replacing more coal-intensive energy sources and contributing to reduce greenhouse gas emissions.

Since 2014, both companies have been partners in the development of the La Amarga Chica block in Vaca Muerta, which today is producing more than 40,000 barrels of oil and 1 million cubic meters of gas per day.

YPF CEO Pablo Iuliano said, “I am very proud of the strategic alliance we have had with Petronas since 2014 and today we take another step forward to continue building the energy solutions that the world and Argentina need.”

“We look forward to strengthening our successful alliance with Petronas and joining forces once again to develop this strategic project,” said Pablo Gonzalez, Chairman of the Board of Directors of YPF.

This LNG project will unleash the full potential of Vaca Muerta, generating an enormous positive impact on the Argentine economy, creating thousands of jobs, multiplying economic activity and developing a new export business.

In addition to this Agreement (JSDA), YPF and Petronas signed a Memorandum of Understanding (MoU) to continue collaboration in Argentina in other areas such as oil production, petrochemicals and clean energy solutions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 2, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer